# AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT
## OF
## PROLIFIC BREWING COMPANY, LLC

THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT (this "Agreement") has been made and entered into by and among Prolific Brewing Company, LLC and the persons and/or entities whose names appear on Exhibit A annexed hereto (individually a "Member" and collectively the "Members").

A.     The Company was formed pursuant to the laws of the State of California on September 4, 2020; and

B.     The parties wish to set forth their respective rights and obligations as members of the Company herein.

NOW, THEREFORE in consideration of the promises, the mutual agreements contained herein and other good and valuable consideration, the receipt and adequacy of which hereby are acknowledged, the parties hereto hereby agree as follows:

## 1.   ARTICLE I: INTERPRETATION

1.1.     **Definitions**. The definitions set forth on Schedule I hereto shall govern and apply per the use of the capitalized defined terms on this Agreement.

1.2     **General Rules of Construction.** As used in this Agreement, pronouns shall refer to male or female persons or corporate entities where such construction is required to give meaning to a provision contained herein. Whenever a singular or plural number is used herein, the same shall refer to the plural or singular, as applicable, as well. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if negotiated and drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

## 2.   ARTICLE II: THE COMPANY

2.1.     **Formation.**  The Company was formed as a limited liability company pursuant to and in accordance with the Act. The rights and liabilities of the Members, the management of the affairs of the Company and the conduct of its Business shall be as provided in the Act, except as otherwise expressly provided herein.

2.2.     **Name.**  The name of the Company shall be Prolific Brewing Company, LLC, however, the Manager(s), subject to the terms of this Agreement, may change the name of the Company at any time and from time to time upon written notice to the Members.

2.3.     **Term of Company.**  The term of the Company commenced upon the filing of the appropriate formation documents in the Office of the Secretary of State of the State of California in accordance with the Act and shall continue until terminated in accordance with this Agreement or as provided by law.

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2.4. **Purposes of Company.** The purpose of the Company is to (i) engage in any lawful act or activity for which limited liability companies may be organized under the Act; and (ii) do all things necessary, suitable or proper for the accomplishment of, or in the furtherance of the Company's Business.

2.5. **Offices.** The Company shall maintain its primary office and principal place of business at 39595 Calle San Clemente, Murrieta, California, 92562, or at such other places of business as the Manager(s) may deem advisable for the conduct of the Company's Business and may from time to time change the Company's primary office after notifying the Members in writing of any such changes.

2.6. **Filings.**

2.6.1. The Manager(s) is authorized to execute and file, or cause to be filed, with the proper authorities in each jurisdiction where the Company conducts Business and where the failure to file or publish would have a material adverse effect on the Company or such other places as the Manager(s) deems necessary or advisable, such certificates or documents in connection with the conduct of Business as are necessary or desirable pursuant to applicable law.

2.6.2. The Members from time to time shall execute, acknowledge, verify, file, and publish all such applications, certificates and other documents, or cause to be done all such other acts, as the Manager(s) may deem necessary or appropriate to comply with the requirements of law for the formation, qualification and operation of the Company as a limited liability company in all jurisdictions in which the Company shall desire to conduct Business.

3. **ARTICLE III: MEMBERS, COMPANY INTERESTS AND CAPITALIZATION**

3.1. **Interests and Capital Contributions of the Members.**

3.1.1. **Initial Interests and Voting Rights.** As of the date hereof, each Person named on Exhibit A is a Member and shall be shown as such on the books and records of the Company. Each Member has contributed in the past, or shall contribute, the full amount of said Capital Contribution as of the date hereof, unless otherwise determined by the Managers or this Agreement. Each Member has been allocated the Interest set forth opposite such Member's name on Exhibit A attached hereto.

3.1.2. **Capital Contributions.** The Capital Contributions have been, or shall be, in the amount identified on Exhibit A.

3.1.3. **Additional Contributions.** The Managers upon receiving the consent of a majority of the membership Interests in the Company, may call upon the Members to make Additional Capital Contributions (an "Additional Capital Contribution Notice"); if the Managers in good faith determines that additional capital is required for the Company's Business, including to provide working capital, establish reserves or pay expenses, costs, losses or liabilities of the Company at any time and from time to time. Within twenty (20) days after the Additional Capital Contribution Notice is sent to the Members, each Member shall contribute to the Company an amount equal to such Member's pro rata share of the aggregate amount identified on the Additional Capital Contribution Notice, based upon each Member's Interest. Each Additional Capital Contribution Notice shall specify the use of proceeds, the aggregate amount of Additional Capital Contributions requested, and the Additional Capital Contribution amount each Member is required to contribute to the Company.

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**3.1.4.** **Failure to Make Additional Capital Contributions.** If any Member shall fail to make his, her or its Additional Capital Contribution as required pursuant to Section 3.1.3. of this Agreement (each such Member being thereafter referred to as a "Non-Contributing Additional Capital Member"), after thirty (30) days following a written notice of default to the Non-Contributing Additional Capital Member, the other Member(s) may make the Additional Capital Contribution in the required amount for the Non-Contributing Additional Capital Member, and the Non-Contributing Additional Capital Member's Interest will be diluted in an amount proportional to the Capital Contribution made for the Non-Contributing Additional Capital Member.

**3.1.5.** **No Withdrawal of Capital Contributions.** Except upon dissolution and liquidation of the Company, no Member shall have the right to withdraw, reduce or demand the return of any part of its Capital Contribution.

**3.1.6.** **Return of Capital Contributions.** Except upon dissolution and liquidation of the Company or as otherwise provided herein, there is no agreement, nor time set, for the return of any Capital Contribution of any Member. A Member shall look solely to the assets of the Company for the return of its Capital Contributions, and if the assets remaining after discharge of the debts and liabilities of the Company are insufficient to return its Capital Contributions, the Members shall have no recourse against the Managers for such insufficiency.

**3.1.7.** **No Obligation to Restore Negative Balances in Capital Account.** No Member shall have an obligation, at any time during the term of the Company or upon its liquidation, to pay to the Company or any other Member or third party an amount equal to any part or all of the negative balance in such Member's Capital Account.

**3.1.8.** **No Liability of Members, Managers and Their Affiliates for Capital and Debts.** The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company. Neither the Members, the Managers nor any Person that is an Affiliate of a Member or the Managers shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member, acting as the Manager or being an Affiliate of any of them.

**3.1.9.** **Withdrawal by a Member.** No Member shall have the right to withdraw from the Company without the prior written consent of the Managers. From and after the effective date of such withdrawal, the withdrawing Member shall not be entitled to receive any distributions from the Company.

**3.1.10.** **Securities Laws Representations.** Each Member, by executing this Agreement, hereby represents and warrants to the Company and to the Members that such Member (a) is aware that the acquisition of its Interest in the Company has not been registered under the Securities Act of 1933, as amended, or qualified under the securities laws of any state, (b) is acquiring its Interest in the Company solely for its own account and not for the account of any other Person, for investment only, and not with a view to or for sale in connection with any distribution of such Interest, (c) understands that the sale, pledge, assignment or other transfer of its Interest in the Company is limited by this Agreement and in any event may not be effected unless (i) the Transfer is registered and qualified under applicable securities laws, or is effected as a non-public offering that is exempt from the registration and qualification requirements of applicable securities laws, and (ii) the Person acquiring such Interest represents and warrants to the Company and to the Members that such Person is acquiring its Interest in the Company solely for its own account and not for the account of any other Person, for investment only, and not with a view to or for sale in connection with any distribution of such Interest, (d) has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of acquiring its Interest in the Company, (e) acknowledges that there is no guarantee that the Company will be a financial success, and is able to bear the economic risk of the loss of its Interest in the Company, and (f) acknowledges that the Company and the Members are relying on the foregoing representations.

4. **ARTICLE IV: CAPITAL ACCOUNTS: ALLOCATIONS OF NET PROFITS, NET LOSSES AND DISTRIBUTIONS**

    4.1. **Distributions of Cash Flow and Capital Proceeds.**

        4.1.1. **Cash Flow.** Except as provided in Sections 4.1.3 and 4.1.4 below, Available Cash shall be distributed at such times as determined jointly by the Managers, in their sole, joint discretion, to the Members as follows:

            4.1.1.1. First, to each Investor Member on a pro rata basis (which excludes the Initial Members) until the Investor Members have received a return of their Initial Capital Contributions, and

            4.1.1.2. Thereafter, on a pro rata basis to all Members in accordance with their respective Interests.

        4.1.2. **Capital Proceeds.** Capital Proceeds (*i.e.*, the gross receipts received by the Company from a Change of Control) shall be distributed at such times as determined jointly by the Managers, in their sole discretion, as follows:

            4.1.2.1. First, to pay any outstanding debts, costs, expenses and obligations of the Company (excluding any debts owed to a Member or the Affiliate of a Member);

            4.1.2.2. Second, to establish or add reserves in an amount which the Managers deem reasonably necessary to provide for contingent expenditures, contingent liabilities or obligations or maturing obligations with respect to which the Managers determine such reserves to be advisable;

            4.1.2.3. Third, to pay principal and unpaid accrued interest on any loans or advances made to the Company by any Member or the affiliate of any Member as authorized by the Managers;

            4.1.2.4. Fourth, 100% to the Members on a pro rata basis in accordance with their respective Interests.

        4.1.3. **Limitations on Distributions.** In determining the timing and amount of distributions, if any, the Managers shall consider the best interests of the Company provided, however that no distributions will be made if the making of such distributions would impair the Business of the Company or violate the Act, or any restriction imposed by this Agreement.

    4.2. **Allocations of Net Profits and Net Losses.**

        4.2.1. **Generally.** Net Profits and Net Losses shall be allocated to the Members in the manner set forth below, as adjusted from time to time, and for this purpose, at the end of the month that includes the date on which there occurs the admission of a new member in the Company or a valid transfer of all or part of a Member's Interest. Net Profits and Net Losses during each of the Company's Fiscal Years shall be allocated as set forth below.

### 4.2.2. **Allocation of Net Profits.**

4.2.2.1.  First, to the Members in an amount sufficient to reverse the cumulative amount of any Net Losses allocated to the Members in the current and all prior Fiscal Years and (in the inverse order of such allocation) which have not been previously offset, in proportion to the allocation of such Net Losses to such Members; and

4.2.2.2.  The balance, to the Members pro-rata in accordance with their respective Interests.

### 4.2.3. **Allocation of Net Losses.**

4.2.3.1.  First, to the Members in the amount and in proportion to the Net Profits, if any, allocated to the Members pursuant to Section 4.2.2 until the cumulative amount of Net Losses allocated pursuant to this Section 4.2.3 equals the cumulative amount of Net Profits allocated to each Member and not previously offset pursuant to this Section;

4.2.3.2.  Second, to the Members, in proportion to the positive balance in their respective Capital Accounts, until the Capital Accounts of all Members have reached a zero balance; and

4.2.3.3.  The balance, to the Members pro-rata in accordance with their Interests.

4.3  **Regulatory Allocations.** Notwithstanding any other provision of this Agreement, it is the intent of the parties that allocations of net income, gain and loss (or items thereof) of the Company shall be made in a manner which complies with the provisions of Sections 704(b) and 704(c) of the Code and the Regulations thereunder and reflects the Members' interests in the Company as determined under Regulations Section 1.704-1(b)(3). In addition, appropriate adjustments shall be made to the allocations of Net Profits and Net Losses to the extent required to comply with the "qualified income offset" provisions of Section 1.704-1(b)(2)(ii)(d) of the Regulations, the partnership "minimum gain chargeback" provisions of Section 1.704-2(f) of the Regulations and the "partner nonrecourse deduction" and "partner nonrecourse debt minimum gain chargeback" provisions of Section 1.704-2(i) of the Regulations. Allocations hereunder in any Fiscal Year and subsequent years shall be further adjusted so that the cumulative effect of all the allocations shall be the same as if all such allocations were made pursuant to Section 4.2 without regard to this Section 4.3 (i.e., it is the Members' intent that all allocations made pursuant to this Section 4.3 in order to comply with the Regulations shall be offset by other regulatory allocations or special allocations of income or loss such that after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if this Section 4.3 were not part of this Agreement and all Company items were allocated pursuant to Section 4. 2).

4.4  **Allocation on Change of Control.** For any Fiscal Year within which a Change of Control occurs (and all subsequent Fiscal Years, if any), Net Profits and Net Losses (and, to the extent necessary, individual items of income, gain, loss, deduction or credit) shall be allocated to the Members (including the Appreciation Member(s)) in such amounts and ratios as may be necessary to cause the Members' Adjusted Capital Account balances to be as nearly equal to their Target Balances as possible.

### 4.5 General.

4.5.1 If any assets of the Company are distributed in kind to the Members, those assets shall be valued on the basis of their fair market value, and any Member entitled to any interest in those assets shall receive that interest as a tenant-in-common with all other Members so entitled. Unless the Members otherwise agree, the fair market value of the assets shall be determined by an independent appraiser who shall be selected by the Manager. The Profit or Loss for each unsold asset shall be determined as if the asset had been sold at its fair market value, and the Profit or Loss shall be allocated as provided in Section 4.2 and shall be properly credited or charged to the Members' respective Capital Accounts.

4.5.2 All Net Profits and Net Losses shall be allocated, and all distributions shall be made to the Persons shown on the records of the Company to have been Members as of the last day of the taxable year for which the allocation or distribution is to be made. Notwithstanding the foregoing, unless the Company's taxable year is separated into segments, if there is a Transfer or an Involuntary Withdrawal (*i.e.*, if a Member's Interest is levied upon under execution or attached by process of law, or there is entered against a Member an order of any court of competent jurisdiction compelling the transfer of the beneficial ownership of any of such Member's Interest) during the taxable year, the Net Profits and Net Losses shall be allocated between the original Member and the successor on the basis of the number of days each was a Member during the taxable year; provided, however, the Company's taxable year shall be segregated into two or more segments in order to account for Profit, Loss, or proceeds attributable to any extraordinary non-recurring items of the Company.

4.5.3 The Managers are hereby authorized, upon the advice of the Company's accountant or tax counsel, to amend this Article IV to comply with the Code and the Regulations promulgated under Code Section 704(b); provided, however, that no amendment shall materially affect distributions to a Member without the Member's prior written consent.

## 5. ARTICLE V: MANAGEMENT & MEMBERS

### 5.1. Management.

5.1.1. **General**. The Company shall be manager-managed. The name of each Manager is attached as Exhibit B of this Agreement. The Managers shall continue to serve until removed or such Manager(s) vacates his position as set forth in Section 5.1.3.

5.1.2. **Removals, Vacancies**. A Manager(s) may be removed at any time as determined by a vote of not less than sixty-seven percent (67%) of the membership Interests in the Company, excluding the Interests of the Manager subject to removal, following a non-appealable court or arbitrator order finding the Manager liable for (1) conduct involving fraud or willful misconduct, or (2) a breach of the Manager's non-waivable fiduciary duties of loyalty (per the terms of § 17704.09(a) of the Act) or good faith and fair dealing under the Act (taking into account any elimination and/or restriction of the foregoing fiduciary duties or any other fiduciary duties and obligations as permitted under the Act and provided for in this Agreement). If a Manager resigns or becomes deceased or disabled, the remaining Manager, if a holder of the majority of the membership Interests at the time without including the Member who is no longer a Manager, may determine whether to replace such Manager or continue as the sole Manager of the Company.

5.1.3. **Expenses**. The Company shall pay all of its own operating, overhead and administrative expenses of every kind. The Manager(s) will also be entitled to reimbursement from the Company for reasonable expenses incurred in connection with the performance of its duties hereunder so long as the Manager(s) submits appropriate documentation for such expenses.

5.2 **Management Authority**.

5.2.1 **General**. Except as otherwise provided in this Agreement, the Managers listed on Exhibit B hereto shall have all rights and powers that may be possessed by a Manager under the Act on behalf and in the name of the Company to carry out any and all of the objects and purposes of the Company and to perform all acts and affairs of the Business which they may deem necessary or desirable and which are not otherwise prohibited under this Agreement.

5.2.2 **Required Unanimous Consent**. Except by a unanimous vote or consent of the Managers (along with the vote or consent of the majority of Members as required by law), the Managers listed on Exhibit B hereto shall not:

5.2.2.1 enter into a merger, consolidation, recapitalization or other reorganization of the Company or a sale of all or substantially all of the Company's equity (in such case, meaning more than a majority) or assets, or sale of assets other than in the ordinary course of business;

5.2.2.2 admit additional Members or allow for the Transfer of any Interests, other than pursuant to the provisions of Article IX hereof, or issue any additional Interests in the Company;

5.2.2.3 materially change the nature of the Company's Business;

5.2.2.4 obtain any governmental licenses or permits material to the Company's Business;

5.2.2.5 Amend or modify the terms of this Agreement, other than a ministerial modification on admission of Members as already agreed by the Managers;

5.2.2.6 incur any debt over the amount of $25,000;

5.2.2.7 loan or otherwise advance any monies over the amount of $10,000;

5.2.2.8 settle any lawsuit or arbitral or administrative proceeding over the amount of $5,000 or consent to material injunctive relief against the Company;

5.2.2.9 hire or terminate the employment of any employee of the Company;

5.2.2.10 dissolve the Company pursuant to the laws of California or otherwise; or

5.2.2.11 engage in any an "act outside the ordinary course of the activities" of the Company as that term is used in section 11704.07(c)(4)(C) of the Act.

5.2.3.     **Time and Other Activities**. Except as otherwise provided, the Managers listed on Exhibit B hereto (in their capacity as Managers) shall devote such time and attention to the Business of the Company as the Managers shall jointly determine, from time to time, in the exercise of their reasonable judgment, to be necessary for the conduct of the Company's Business. The Managers shall have the right to manage their own investments and to make investments in any other business, so long as no Manager is soliciting existing clients of the Company or usurping a business opportunity presented to such Manager for the Company.

5.3.     The Managers listed on Exhibit B hereto may, from time to time, but shall not be required to, jointly designate or appoint one or more officers of the Company, including without limitation, a chairman of the board, a chief executive officer, president, one or more vice presidents, a secretary, and/or a treasurer. Such officers may, but need not be, employees of the Company or an Affiliate of the Company. Each appointed officer shall hold such office until (i) his or her successor is appointed, (ii) such officer submits his or her resignation or (iii) such officer is removed, with or without cause, by the joint decision of the Managers. All officers shall perform his or her duties in good faith and with such degree of care, which an ordinarily prudent Person in a like position would use under similar circumstances.

5.4.     **Members Have No Management Powers**.  Except as otherwise expressly provided herein, the Members (other than the Manager(s)) shall take no part in or interfere with the management or conduct of the Company's Business and no Member shall have any right or authority to act for or bind the Company in any manner. Members shall have only the right to vote on specified matters as set forth in this Agreement, if any, or as required by the Act.

5.5.     **Manager Meetings.**

5.5.1.     The Managers may meet at such time as they both may agree to do, with attendance of the Managers establishing due notice having been given. The Managers may participate in any meeting telephonically or electronically. The Managers may authorize and/or take any action allowable under California law without a meeting pursuant to a joint written and signed consent of the Managers, which shall be filed with the Company records.

5.6.     **Member Meetings**.

5.6.1.     **General**. Meetings of the Members shall be held at such place, on such date and at such time as may be determined by the Managers or a vote of not less than sixty-seven percent (67%) of the membership Interests in the Company.  The Members may, in their sole discretion, determine that a meeting shall not be held at any geographical place, but shall instead be held solely by means of remote communications in a manner determined by the Members. There shall be no requirements that formal meetings of the Members be held.

5.6.2.     **Quorum**. The presence in person, by participation via telephone or other communications equipment, or proxy, of the Members holding a majority of the Interests entitled to vote shall constitute a quorum at all meetings; provided, however, that if there be no such quorum, Members (or their proxies) shall have the power to adjourn the meeting without notice other than an announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted that might have been transacted at the meeting originally called.

      **5.6.3.**    **Voting; Voting by Proxy.** It is the intent of the Company and the Members hereto to limit the instance in which the Members will vote to the extent permitted by the Act, and pursuant to same, the Members hereby disclaim any right to vote on matters outside the ordinary course of business as provided in Section 11704.07(c)(4)(C) of the Act and/or grant the Managers their consent to take any such actions pursuant to the Managers' joint agreement on same pursuant to Section 5.2.2.11 herein. Each Member entitled to vote pursuant to this Agreement may authorize any Person to act for it by proxy in all matters in which a Member is entitled to participate. Every proxy must be signed by the Member or his, her or its Attorney-in-Fact. No proxy shall be valid after the expiration of six months from the date thereof. Every proxy shall be revocable by the Member executing it.

      **5.6.4.**    **Action at Meeting.** When a quorum is present at a Member meeting, any matter to be voted upon by the Members shall be decided by the Members holding the required percentage of Interests as required by express provision of this Agreement or the Act.

      **5.7.**    **Manager's Standard of Care and Duties.** Notwithstanding anything herein to the contrary, a Managers' duty of care in the discharge of the Managers' duties to the Company and the Members is limited, to the fullest extent permissible under the law, as provided in this Section 5.7. The Members acknowledge and agree that the limitation on the Managers' duty of care is reasonable, and not in violation of section 15901.10(b)(6) of the Act. To the fullest extent permitted by law, each of the Members waives any and all fiduciary or other duties imposed on the Managers and each other Member under any applicable law, rule or regulation, other than the duty of good faith and fair dealing and the duty of loyalty as set forth in section 15904.08(b) of the Act only, and acknowledges and agrees that in managing the Company, the duties and obligations of the Members and Managers are only as expressly set forth in this Agreement.

      **5.8.**    **Manager's Reliance.** In discharging its duties, each Manager is fully protected in relying in good faith upon such information, opinions, reports or statements by the Members or their agents, or by any other Person, as to matters the Manager believes are within such other Person's professional or expert competence, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits or losses of the Company or any other facts pertinent to the existence and amount of assets from which distributions to Partners might properly be paid.

6.    **ARTICLE VI: INDEMNIFICATION**

      **6.1.**    **General.** The Managers shall be indemnified as set forth in this Section 6.1. for any claims made against them for acting in such capacity, so long as they did not engage in "Prohibited Conduct" as described below. The Managers, by joint decision, have the discretion to indemnify any Person other than a Manager who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the Person is or was an officer, employee or agent of the Company or is or was serving at the request of the Company as an officer, employee or agent of another entity, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the Person in connection with such action, suit or proceeding, unless such Person (a "Indemnified Person", including a Manager as set forth above): (i) has acted in bad faith, (ii) has acted in a manner a reasonable person would be believe was not in the best interests of the Company or, (iii) with respect to any criminal action or proceeding, there was reasonable cause to believe its conduct was unlawful (each of the foregoing, "Prohibited Conduct"). The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendre or its equivalent, shall not, of itself, create a presumption that the Person engaged in Prohibited Conduct.

6.2. **Indemnity with Adjudication of Liability**. The Company shall have the power to indemnify any Indemnified Person against expenses (including reasonable attorneys' fees) actually and reasonably incurred by such Person in connection with the defense or settlement of such action or suit except that no indemnification need be made in respect of any claim, issue or matter as to which such Person shall have been adjudged to be liable to the Company, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such Person is fairly and reasonably entitled to indemnity for such expenses which such other court shall deem proper. The Managers by joint decision may also waive the requirement of a court determination on this issue for indemnity of a Member if the Managers decide, in their sole discretion, to provide indemnification despite such Member having been adjudged to be liable to the Company.

6.3. **Expenses**. To the extent that an Indemnified Person has been successful on the merits or otherwise in defense of any action, suit or proceeding or in defense of any claim, issue or matter therein, such Person shall be indemnified against expenses (including reasonable attorneys' fees), actually and reasonably incurred by such Person in connection therewith. Expenses (including reasonable attorneys' fees) incurred by an Indemnified Person in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of a written undertaking by or on behalf of such Indemnified Person to repay such amount if it shall ultimately be determined that such Person is not entitled to be indemnified by the Company as authorized hereby. Such expenses (including reasonable attorneys' fees) incurred by Indemnified Persons may be so paid upon such terms and conditions, if any, as the Managers deem appropriate in their sole, joint discretion.

6.4. **Determination of Indemnification**. A determination that indemnification is available for a non-Manager pursuant to Sections 6.1 and/or 6.2 shall be made jointly by the Managers. If a Manager is an Indemnified Person, indemnity shall be provided pursuant to Sections 6.1 and 6.2 above until such time as a court or other adjudicative body has determined that Prohibited Conduct was committed by such Manager, who at such time will be liable to refund expenses advanced by the Company pursuant to the written undertaking in Section 6.3.

6.5. **Exclusivity of Rights**. The indemnification and advancement of expenses provided by or granted pursuant to this Article VI shall not be deemed exclusive of any other rights to which those seeking Indemnification or advancement of expenses may be entitled to under any agreement or otherwise. The Managers shall have the power to purchase and maintain insurance on behalf of any Indemnified Person.

7. **ARTICLE VII: BOOKS OF ACCOUNT**

7.1. **Books of Account**. Complete books of account shall be kept by the Managers at the principal office of the Company (or at such other office as the Managers may designate). The method of accounting to be used in keeping the books of the Company for financial accounting purposes shall be determined jointly by the Managers in accordance with applicable law.

    7.2. **Tax Elections**. The Managers shall by joint decision have the authority to cause the Company to make any election required or permitted to be made for income tax purposes if the Managers jointly determine that such election is in the best interests of the Company based upon the advice of its tax counsel. The Managers, by joint decision, may cause the Company to make, in accordance with Section 754 of the Code, a timely election to adjust the basis of the Company property as described in Sections 734 and 743 of the Code. The Managers may appoint, remove and replace a Tax Matters Partner at any time or times. The Tax Matters Partner, as defined in Internal Revenue Code Section 6231, shall represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, including resulting judicial and administrative proceedings, and shall expend the Company funds for professional services and costs associated therewith. The Managers, by joint decision, may elect out of the centralized partnership audit rules pursuant to Code Section 6221(b) if the Company qualifies to make that election.

    7.3. **Bank Accounts**. The Managers may, by joint decision, maintain one or more bank accounts for such funds of the Company as it shall choose to deposit therein, and withdrawals thereof shall be made upon such signature or signatures, as the Managers shall jointly determine.

    7.4. **Tax Returns**. The Company shall prepare income tax returns for the Company and shall further cause such returns to be timely filed with the appropriate authorities.

    7.5. **Tax Status**. Each Member acknowledges that the Company will be recognized as a partnership for federal income tax purposes and will be subject to all applicable provisions of the Code.

## 8. ARTICLE VIII: CERTAIN REPORTING PROVISIONS

    8.1. **Access and Inspection**. The Company's books and records shall be available for inspection and copying at reasonable times during business hours by each or any Member (at such Member's cost) or its duly authorized agent or representative for a purpose reasonably related to such Member's Interest in the Company. Third parties may not inspect the books and records of the Company without the prior consent of the Manager(s).

    8.2. **Title to Company Assets.** Title to, and all rights and interests in, the Company's assets shall be acquired in the name of and held by the Company, or, if required to be held in any other name, shall be held for the benefit of the Company.

## 9. ARTICLE IX: TRANSFERS OF INTERESTS OF MEMBERS

    9.1. **General Provisions**

        9.1.1. **Transfer Limitations**. Except as otherwise set forth in this Agreement or as otherwise provided in the Act, a Member may not Transfer his, her or its Interest in the Company without the prior written unanimous consent of the Managers (which consent to any Transfer may be withheld without any liability or accountability to any Person). Notwithstanding anything to the contrary in this Agreement, any Transfer of an Interest in violation of the

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provisions of this Agreement, including this Article IX, shall be void and shall not bind the Company.

        9.1.2.      **Permitted Transfers**. Notwithstanding anything in this Agreement to the contrary, the following transfers may occur without consent as set forth in Section 9.1.1:

        9.1.2.1.      A Member who is a natural person may Transfer his or her Interest to a trust or entity under his or her control upon not less than ten (10) days' prior written notice to the Manager(s) accompanied, in each case, by evidence (to be reasonably satisfactory to the Manager(s)) that such Member has control over the transferee and has the power to vote or direct or control the vote of the Interest Transferred to such transferee.

        9.1.2.2.      Any Member which is a trust may Transfer its Interest to the beneficiaries of such trust in accordance with the terms thereof; provided, however, that with respect to any trusts established by the Members in accordance with the terms hereof, voting with respect to such Interests shall be controlled by the Members, by irrevocable proxy or otherwise.

        9.1.2.3.      **Notice of Transfer**. Any Member making or permitting a Transfer allowed pursuant to any of the above permitted Transfers must send immediate written notice thereof to the Managers together with reasonable evidence that the conditions or restrictions applicable thereto as set forth above have been complied with. Any Member making or permitting a Transfer allowed pursuant hereto shall also comply with such other conditions and requests for information about the transferee as the Managers may reasonably request.

    9.2.    **General Conditions to Permitted Transfers**.

        9.2.1.  **Requirements for Transfer**. No Transfer of an Interest permitted by the terms of this Agreement shall be effective unless:

        9.2.1.1.      such Transfer shall have satisfied the provisions of Section 9.1., as applicable;

        9.2.1.2.      the Transferee shall have signed the form of Joinder to this Agreement as set forth in Exhibit C hereto;

        9.2.1.3.      the Transferee shall pay all filing, publication and recording fees, all transfer and stamp taxes, if any, and all reasonable expenses, including, without limitation, reasonable counsel fees and expenses incurred by the Company in connection with such transaction;

        9.2.1.4.      the Transferee shall execute such other documents or instruments as counsel to the Company may require (or as may be required by law) in order to effect the admission of such entity as a Member;

        9.2.1.5.      the Transferee shall execute a statement that it is acquiring the Interest for its own account for investment and not with a view to the resale or distribution thereof, or any transfer in conflict with this Agreement;

9.2.1.6.    if required by the Managers, the Company receives an opinion of responsible counsel (who may be counsel for the Company), in form and substance satisfactory to the Managers, that such transfer does not violate federal or state securities laws or any representation or warranty of such transferring Member given in connection with the Transfer of his, her or its Interest; and

9.2.1.7.    if required by the Managers, counsel to the Company delivers to the Company an opinion that such transfer (A) will not result in a termination of the Company under Section 708 of the Code; and (B) will not cause the Company to lose its status as a partnership for United States federal income tax purposes.

9.2.2.    **Substitute Member**. Upon the admission of a substitute or additional Member, the Managers shall promptly cause any necessary documents or instruments to be filed, recorded or published, wherever required, if any, showing the substitution of the transferee as a substitute Member in place of the transferring Member or as an additional Member, as appropriate. The effective date of a permitted Transfer of an Interest shall be no earlier than the last day of the calendar month that includes the date on which the Managers had received such documentation as they shall determine in their discretion, is required pursuant to this Article IX (the "Effective Transfer Date"). The transferring Member shall cease to be, and the transferee shall become, a substituted Member as to the Interest so Transferred at such time as the Effective Transfer Date has passed. Thereafter, the transferring Member shall have no rights or obligations with respect to the Company insofar as the Interest Transferred is concerned. This Agreement shall cover all of the Interests now owned or hereafter acquired by the Members while this Agreement remains in effect.

### 9.2.3.  **Right of First Refusal**

9.2.3.1.    **Notice of Bona Fide Offer**. If a Member receives from anyone a bona fide offer acceptable to the Member to purchase any Interest held by such Member, such offer which shall reflect the offeror's knowledge and notice that such transfer would have to be approved by a unanimous vote, then the Member shall first give written notice thereof to the Company. The notice shall name the proposed transferee and state the Interest is to be transferred, the proposed price of the Interest and all other terms and conditions of the offer.

9.2.3.2.    **Election Period**. For thirty (30) days following receipt of such notice, the Company or its assigns (which can include any Member) shall have the option to purchase all or, with the consent of the Member, any lesser part of the Interest specified in the notice at the price and upon the terms set forth in such bona fide offer, pursuant to a majority Vote (which, for purposes of this subsection, shall exclude the Interest of the putative selling Member). In the event the Company or any of its assigns elect to purchase all or, as agreed by the Member, a lesser part, of the Interest, it shall give written notice to the selling Member of its election and settlement for said Interest shall be made as provided below in Section 9.3.2.

9.2.3.3.    **Election of Right**. In the event the Company elects to acquire any of the Interest of the selling Member as specified in said selling Member's notice, the Company shall so notify the selling Member and settlement thereof shall be made in cash within sixty (60) days after the Manager(s) of the Company receives said selling Member's notice; provided that if the terms of payment set forth in said selling Member's notice were other than cash against delivery, the Company or its assigns shall pay for said Interest on the same terms and conditions set forth in said selling Member's notice.

9.2.3.4.    **Non-Election of Right.** In the event the Company does not elect to acquire all of the Interest specified in the selling Member's notice, and the sale of the Interest has been approved by a unanimous Vote, said selling Member may, within the sixty (60) day period following the expiration of the option rights granted to the Company, sell elsewhere the Interest specified in said selling Member's notice which were not acquired by the Company, in accordance with the provisions of Section 9.2, provided that said sale shall not be on terms and conditions more favorable to the purchaser than those contained in the bona fide offer set forth in said selling Member's notice. All Interest so sold by said selling Member shall continue to be subject to the provisions of this Agreement.

9.3.    **Drag-along Rights.**

9.3.1.    **Participation.** At any time prior to the consummation of a Change of Control transaction, or any other transaction for the acquisition of Member Interests by a Third Party Purchaser, if one or more Members (together with their respective Permitted Transferees) holding no less than a majority of all the Interests (such Member(s), the "**Dragging Member**"), proposes to consummate, in one transaction or a series of related transactions, a Change of Control (a "**Drag-along Sale**"), the Dragging Member shall have the right, after delivering the Drag-along Notice in accordance with Section 9.3.3 and subject to compliance with Section 9.3.4, to require that each other Member (each, a "**Drag-along Member**") participate in such sale on the same terms and conditions as the Dragging Members and in the manner set forth in Section 9.3.4.

9.3.2.    **Sale of Interests.** Subject to compliance with Section 9.3.4:

9.3.2.1.    If the Drag-along Sale is structured as a Change of Control involving the sale of Interests, then each Drag-along Member shall sell, with respect to the Interests proposed by the Dragging Member to be included in the Drag-along Sale, the number of Interests, as applicable, equal to the product obtained by multiplying (A) the number of Interests on a Fully Diluted Basis held by such Drag-along Member by (B) a fraction (1) the numerator of which is equal to the number of Interests that the Dragging Member proposes to sell in the Drag-along Sale and (2) the denominator of which is equal to the number of Interests on a Fully Diluted Basis held by the Dragging Member at such time; provided, that for purposes of this Section 9.3.2.1(b)(i) and the other provisions of this Section 9.3.2.1, all classes of Member Interests shall be treated as one class of Interests; and

9.3.2.2.    If the Drag-along Sale is structured as a sale of all or substantially all of the consolidated assets of the Company and the Company Subsidiaries or as a merger, consolidation, recapitalization, or reorganization of the Company or other transaction requiring the consent or approval of the Members, then notwithstanding anything to the contrary in this Agreement, each Drag-along Member shall (A) vote (in person, by proxy or by written consent, as requested) all of its voting Interests in favor of the Drag-along Sale (and any related actions necessary to consummate such sale) and otherwise consent to and raise no objection to such

14

Drag-along Sale and such related actions, (B) shall refrain from taking any actions to exercise, and shall take all actions to waive, any dissenters', appraisal or other similar rights that it may have in connection with such transaction.

9.3.3. **Drag-along Notice.** The Dragging Member shall exercise its rights pursuant to this Section 9.3 by delivering a written notice (the "**Drag-along Notice**") to the Company and each Drag-along Member no more than ten (10) days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Drag-along Sale and, in any event, no later than twenty (20) days prior to the closing date of such Drag-along Sale. The Drag-along Notice shall make reference to the Dragging Members' rights and obligations hereunder and shall describe in reasonable detail:

9.3.3.1. The name (s) of the Third Party Purchaser;

9.3.3.2. The proposed date, time and location of the closing of the Drag-along Sale;

9.3.3.3. The proposed amount of consideration in the Drag-along Sale, including, if applicable, the purchase price per unit of each applicable class or series of Member Interests to be sold and the other material terms and conditions of the Drag-along Sale; and

9.3.3.4. A copy of any form of agreement proposed to be executed in connection therewith.

9.3.4. **Conditions of Sale.** The obligations of the Drag-along Members in respect of a Drag-along Sale under this Section 9.3 are subject to the satisfaction of the following conditions:

9.3.4.1. The consideration to be received by each Drag-along Member shall be the same form and amount of consideration to be received by the Dragging Member per unit of Member Interests of each applicable class or series and the terms and conditions of such sale shall be the same as those upon which the Dragging Member sells its Member Interests; and

9.3.4.2. Each Drag-along Member shall execute the applicable purchase agreement (and any related ancillary agreements entered into by the Dragging Member in connection with the Drag-along Sale) and make or provide the same representations, warranties, covenants, indemnities (directly to the Third-Party Purchaser and/or indirectly pursuant to a contribution agreement, as required by the Dragging Member), purchase price adjustments, escrows and other obligations as the Dragging Member makes or provides in connection with the Drag-along Sale.

9.3.5. **Fees and Expenses.** The fees and expenses of the Dragging Member (either directly or indirectly by the Company and any Company Subsidiary) incurred in connection with a Drag-along Sale and for the benefit of all Drag-along Members, to the extent not paid or reimbursed by the Company, any Company Subsidiary or the Third Party Purchaser, shall be shared by the Dragging Member and all the Drag-along Members on a pro rata basis, based on the aggregate consideration received by each such Member in the Drag-along Sale.

9.3.6.  **Consummation of Sale.** The Dragging Member shall have ninety (90) days following the date of the Drag-along Notice in which to consummate the Drag- along Sale, on the terms set forth in the Drag-along Notice. If at the end of such period the Dragging Member has not completed the Drag-along Sale, the Dragging Member may not then exercise its rights under this Section 9.3 without again fully complying with the provisions of this Section 9.3.

9.4.  **Tag-along Rights.** Subject to the restrictions of this Article, if the Dragging Member determines to enter into a Change of Control transaction, and does not elect to use its Drag-along Rights pursuant to Section 9.3 (in such case, the Dragging Member must give notice of the transaction, as well as notice of Dragging Member's determination not to exercise its Drag-along Rights), any other Members may, in writing, request to join such sale, and if so requested, each such Member shall be allowed to sell their Interests on the same terms and conditions (including representations and warranties) to the third-party purchaser on the same date on which the sale of Interests to the third-party purchaser occurs (such Members being referred to herein as "Tag-along Member"). In connection therewith, the Dragging Member must send written notice to the Tag-along Member(s), which notice must describe in reasonable detail the proposed purchase price, the identity of the third-party purchaser and all material information the Dragging Member has relating thereto, the payment terms and the projected closing date and must include a copy of the letter of intent or proposed contract, as applicable.

## 10.  ARTICLE X: DISSOLUTION OF THE COMPANY

10.1.  **Dissolution**. The Company shall be dissolved and terminated upon the earliest to occur of the following:

10.1.1.  a Majority Vote of the Members electing to dissolve the Company, in such case which, each and every other Member shall also vote in favor of the dissolution of the Company;

10.1.2.  the entry of a decree of judicial dissolution of the Company which is final and subject to appeal; or

10.1.3.  when the provisions of Section 10.3 below have been met.

10.2.  **Liquidation**.

10.2.1.  Upon the dissolution of the Company, the Managers shall proceed, within a reasonable time, to sell or otherwise liquidate the assets of the Company. The assets of the Company (whether consisting of cash, assets or a combination thereof) shall be distributed by the Managers as provided in Section 4.1.2.

10.2.2.  Upon dissolution, the Members shall look solely to the assets of the Company for the return of their Capital Contributions. The winding up of the affairs of the Company and the distribution of its assets shall be conducted exclusively by the Managers.

10.2.3.  **Termination**. The Company shall terminate when all property owned by the Company shall have been disposed of and the assets, after payment of, or due provision has been taken for, liabilities to Company creditors, shall have been distributed as provided in Section 10.2 of this Agreement. Upon such termination, the Managers shall execute and cause to be filed a certificate of cancellation of the Company and any and all other documents necessary in connection with the termination of the Company.

      10.2.4.    **Effect of Certain Events on the Company's Existence**. The death or Disability of any individual Member or bankruptcy, dissolution or similar event of any other Member shall not dissolve or terminate the Company.

## 11. ARTICLE XI: MISCELLANEOUS

      11.1.    **Governing Law**. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed by the laws of the State of California, without giving effect to principles of conflicts of law.

      11.2.    **Entire Agreement**. This Agreement sets forth the entire agreement between the parties with respect the subject hereof and merges all prior discussions between them.

      11.3.    **Notice**. Any notice, demand or request required or permitted to be given by either the Company or the Member pursuant to the terms of this Agreement shall be in writing and shall be deemed given when delivered personally or deposited in the U.S. mail, as certified or registered mail, with postage prepaid, and addressed to the parties at the addresses of the parties set forth at the end of this Agreement or such other address as a party may request by notifying the other in writing.

      11.4.    **Successors and Assigns**. The rights and benefits of the Company under this Agreement shall be transferable pursuant to the terms and conditions of this Agreement to any one or more persons or entities, and all covenants and agreements hereunder shall inure to the benefit of, and be enforceable by the Company's successors and assigns. The rights and obligations of the Member under this Agreement may only be assigned in accordance with the terms and conditions of this Agreement and with the prior written consent of the Company, and any purported transfer otherwise shall be null and void.

      11.5.    **Amendment; Enforcement of Rights**. No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, shall be effective unless it is in writing and signed by all the parties to this Agreement; provided, however, that the Members grant the Managers full right and authority to make any ministerial amendment to this Agreement to account for any change in the membership of the Company, or change in the membership Interests held by any Member. Either party's failure to enforce any provision or provisions of this Agreement shall not in any way be construed as a waiver of any such provision or provisions, nor prevent that party thereafter from enforcing each and every other provision of this Agreement. The rights granted both parties herein are cumulative and shall not constitute a waiver of either party's right to assert all other legal remedies available to it under the circumstances.

      11.6.    **Cooperation**. The Member agrees upon request to execute any further documents or instruments necessary or desirable to carry out the purposes or intent of this Agreement.

11.7. **Counterparts**. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

11.8. **Electronic and Facsimile Signatures**. Any signature page delivered electronically or by facsimile (including without limitation transmission by .pdf) shall be binding to the same extent as an original signature page, with regard to any agreement subject to the terms hereof or any amendment thereto. Any party who delivers such a signature page agrees to later deliver an original counterpart to the other party if so requested.

11.9. **Severability**. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

11.10. **Attorney's Fees**. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs, and disbursements in addition to any other relief to which such party may be entitled. The Company and the Member shall bear their own expenses and legal fees incurred on their behalf with respect to this Agreement and the transactions contemplated hereby.

11.11. **Acknowledgement**. Member has reviewed this Agreement in its entirety, has had an opportunity to obtain the advice of counsel prior to executing this Agreement and fully understands all provisions of this Agreement.

11.12. **Titles and Subtitles**. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

11.13. **Dispute Resolution.** In the event of a dispute(s) between the Members and/or Managers (referred to as "Member(s)" hereafter) that cannot be resolved via the voting processes as set forth in this Agreement, the following dispute resolution procedures shall apply:

11.13.1. The Members shall first attempt to confer in good faith in an effort to informally resolve the dispute(s).

11.13.2. If the meet and confer efforts described in subsection 11.13.1 fail to resolve the dispute(s), any Member may schedule a mediation in an effort to resolve the dispute(s). The Member(s) giving written notice of the mediation shall confer with the other Members in good faith to attempt to agree on a mediator, but if that fails, the Member(s) giving notice of the mediation may act unilaterally, in good faith, to choose a mediator. The mediation shall be held within thirty (30) days of the delivery of written notice of the mediation at a reasonable place and time designated by the Member(s) giving notice of the mediation. The Company shall pay for the cost of the Mediation.

11.13.3. If the mediation described in subsection 11.13.2 fails to resolve the dispute(s), any Member may file a claim for arbitration with JAMS located in San Diego,

18

California. The arbitration shall be administered by JAMS pursuant to JAMS' Streamlined Arbitration Rules & Procedures, with the hearing on the matter to be held within forty-five (45) days of filing the arbitration claim. Judgment on the Award may be entered in any court having jurisdiction. This clause shall not preclude any Member from seeking provisional remedies in aid of arbitration from a court of appropriate jurisdiction. No Company monies shall be used by any Member to pay any fees or costs associated with the arbitration unless expressly provided for in an order of the arbitrator.

11.14. **Grant of Power of Attorney**. Each Member constitutes and appoints the Managers as the Member's true and lawful attorney-in-fact ("Attorney-in-Fact") and in the Member's name, place, and stead, to make, execute, sign, acknowledge and, if appropriate, file:

11.14.1.    all such documents or instruments to reflect the admission to the Company of a substituted Member, an additional Member, or the withdrawal of any Member, in the manner prescribed in this Agreement;

11.14.2.    all such documents or instruments which the Managers deem necessary, appropriate, or helpful in the ordinary course of the Company's Business, in the manner prescribed in this Agreement, but not limited to, documents to open accounts, acquire, hold, dispose of or encumber any investments; provided that, no such document shall subject the Member on whose behalf the power of attorney is being exercised to personal liability or is otherwise adversely affecting such Member's rights, privileges, benefits or obligations pursuant hereto;

11.14.3.    all documents which the Attorney-in-Fact deems appropriate to reflect any amendment, change, or modification of this Agreement or any exhibit thereto;

11.14.4.    any and all other certificates or other instruments required to be filed by the Company under the laws of the State of California or of any other state or jurisdiction, including, without limitation, any certificate or other instruments necessary in order for the Company to continue to qualify as a limited liability company under the laws of the State of California or to do business under the laws of any other state or jurisdiction; and

11.14.5.    all documents which may be required to dissolve and terminate the Company.

11.15. **Irrevocability**. The foregoing power of attorney is irrevocable and is coupled with an interest, and, to the extent permitted by applicable law, shall survive the death or disability of a Member. This power of attorney with respect to any transferring Member shall survive the Transfer of an Interest and the delivery of the notice of assignment for the sole purpose of enabling the Attorney-in-Fact to execute, acknowledge, and file any documents needed to effectuate the substitution and/or Transfer.

**[SIGNATURES APPEAR ON NEXT PAGE]**

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of April 23, 2021.

**COMPANY:**

**PROLIFIC BREWING COMPANY, LLC**

DocuSigned by:
Evan Kadow
BE951697BEB1463...

**Evan Kadow, Co-Manager**

DocuSigned by:
Eric Bovich
84AC232CA6A54D8...

**Eric Bovich, Co-Manager**

**MEMBERS:**

**ERIC BOVICH**

DocuSigned by:
Eric Bovich
84AC232CA6A54D8...

**Address:**

**EVAN KADOW**

DocuSigned by:
Evan Kadow
BE951697BEB1463...

**Address:**

## EXHIBIT A:  LISTING OF MEMBERS, CAPITAL CONTRIBUTIONS AND INTERESTS/ UNITS

| Initial Members | Capital Contribution | Number of Units of Membership Interests |
|---|---|---|
| Eric Bovich | $-- | 380 |
| Evan Kadow | $-- | 380 |
| **Total:** | **$--** | **740** |

| Investor Members | Capital Contribution | Number of Units of Membership Interests |
|---|---|---|
| | $-- | |
| | $-- | |
| **Total:** | **$--** | |

## EXHIBIT B: LISTING OF MANAGERS

The undersigned hereby agree to serve as Managers for this LLC.

Signed this 23[rd] day of April, 2021.

Evan Kadow

**EVAN KADOW**

Eric Bovich

**ERIC BOVICH**

## SCHEDULE I: LIST OF DEFINITIONS FOR THE AGREEMENT

**Definitions**. Unless otherwise expressly provided herein or unless the context clearly requires otherwise, the following terms as used in this Agreement shall have the following meanings:

1.1. "**Act**." Means the California Revised Uniform Limited Liability Company Act (California Corporations Code Section 17701 et seq.).

1.2. "**Additional Capital Contributions**." Means the aggregate amount of additional Capital Contributions made to the Company by the Members, beyond the initial Capital Contributions of the Members pursuant to Section 3.1.2.

1.3. "**Adjusted Capital Account**" Means, with respect to any Member as of the end of each fiscal year of the Company, such Member's Capital Account (i) reduced by any anticipated allocations, adjustments and distributions described in Regulation Section 1.704 1(b)(2)(ii)(d)(4)-(6), and (ii) increased by the a mount of any deficit in such Member's Capital Account that such Member is deemed obligated to restore pursuant to the penultimate sentences of the Regulation Sections 1.704-2(g)(1) and 1.704-2(i)(5) or under Section 1.704 1(b)(2)(ii)(c) of the Regulations as of the end of such fiscal year.

1.4. "**Affiliate**." Means a Person that directly or indirectly through, one or more intermediaries, controls or is controlled by, or is under common control with the Person specified. For this purpose, control of a Person means that power (whether or not exercised) to direct the policies, operations or activities of such Person by or through ownership of, or right to vote, or to direct the manner of voting of such Person, or pursuant to law, or agreement or otherwise. No Member shall be deemed to be an Affiliate of another Member by virtue of this Agreement or their respective ownership of Interests in the Company.

1.5. "**Available Cash**." Means as of any date, all cash receipts received by the Company (other than Capital Contributions), less the sum of the following to the extent made from cash receipts received by the Company:

1.5.1. all principal, interest and other payments due and owing with respect to loans, mortgages and other indebtedness of the Company;

1.5.2. all cash expenditures then necessary, in the opinion of the Manager(s), to be made in connection with the operation of the Business of the Company; and

1.5.3. such cash reserves as the Manager(s) deems reasonably necessary for the proper operation of the Business of the Company and all costs and expenses of the Business of the Company.

1.6. "**Business**." Means the operation of a landscaping business with all ancillary operations.

1.7. "**Capital Account**." The term "Capital Account" means with respect to each Member the amount of money contributed by such Member to the capital of the Company, increased by the aggregate fair market value (as determined by the Manager(s)) of all property contributed by such Member to the capital of the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Section 752 of the Code), the aggregate amount of all Net Profits allocated to such Member, and any and all items of gross income or gain specially allocated to such Member pursuant to Section 4.3, and

23

decreased by the amount of money distributed to such Member by the Company (exclusive of any guaranteed payment within the meaning of Section 707(c) of the Code paid to such Member), the aggregate fair market value (as determined by the Manager) of all property distributed to such Member by the Company (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Section 752 of the Code), the amount of any Net Losses charged to such Member, and any and all "nonrecourse deductions" and items of loss, expense and deduction specially allocated to such Member pursuant to Section 4.3.

1.8.    **"Capital Contribution."** Means the aggregate amount of cash and the initial Gross Asset Value of any property (other than cash), contributed to the Company by a Member as of such time.

1.9.    **"Change of Control."** Means (i) any consolidation or merger of the Company with or into any other Person, or any other reorganization of the Company, in which the members of the Company immediately prior to such consolidation, merger or reorganization, own less than 50% of the voting power of the surviving entity (or its parent) immediately after such consolidation, merger or reorganization, excluding any consolidation or merger effected exclusively to change the domicile of the Company or the form of entity of the Company; (ii) any sale, lease, license or other disposition of all or substantially all of the assets or intellectual property of the Company in one transaction or a series of related transactions involving a person or entity, or a group of affiliated persons or entities; or (iii) any transaction (or series of related transactions involving a person or entity, or a group of affiliated persons or entities) in which more than 50% of the Company's outstanding voting power is transferred, excluding any transfer in voting power resulting from a private financing of the Company.

1.10.    **"Code."** Means the Internal Revenue Code of 1986, as amended, and as it may be further amended from time to time.

1.11.    **"Fiscal Year."** Means the fiscal year of the Company, which shall be the calendar year or, in the case of the first fiscal year of the Company, the portion of the calendar year commencing on the date hereof and, in the case of the last fiscal year of the Company, the portion of the calendar year ending on the date on which the winding-up of the Company is completed. The taxable year of the Company for U.S. federal income tax purposes shall be determined under Section 706 of the Code. The Manager(s) shall have the authority to change the ending date of the fiscal year if the Manager(s) determines in good faith that such change is necessary or appropriate; provided that the Manager(s) shall promptly give written notice of any such change to the Members.

1.12.    **"Gross Asset Value."** Means with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

1.12.1.    The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as set forth herein;

1.12.2.    The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Manager(s), as of the following times: (i) the acquisition or issuance of Interests in the Company by any new or existing Member in exchange for more than a de minims Capital Contribution or in connection with the grant of an Interest as consideration for the provision of services to or for the benefit of the Company; (ii)

the distribution by the Company to a Member of more than a de minims amount of property or money as consideration for an interest in the Company; and (iii) the liquidation of the Company; provided, however, that adjustments pursuant to clauses (i) and (ii) above shall be made only if the Manager(s) determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members;

1.12.3. The Gross Asset Value of any Company asset distributed to a Member shall be the gross fair market value of such asset on the date of distribution;

1.12.4. The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining capital accounts pursuant to Regulation Section l-704-l(b)(2)(iv)(m); and

1.12.5. If the Gross Asset Value of an asset has been determined or adjusted pursuant to 1.1.14.1-14.4 such Gross Asset Value shall thereafter be adjusted by the depreciation taken into account with respect to such asset for purposes of computing Net Profits and Net Losses.

1.13. "**Initial Capital Contribution**" means the aggregate amount of cash and the initial Gross Asset Value of any property (other than cash), contributed to the Company by a Member as of the time such Person becomes a Member of the Company.

1.14. "**Initial Member**" means Evan Kadow or Eric Bovich.

1.15. "**Interest.**" Means with respect to any Member, all of such Member's right, title and interest in and to the Net Profits, Net Losses, Available Cash, distributions and capital of the Company, and any and all other interests therein in accordance with the provisions of this Agreement and the Act; whether represented by Units or any other capital stock, equity interest, or other ownership interest or profit participation or similar right with respect to the Company. The percentage ownership interest of a Member in the Company shall be reflected on Exhibit A attached hereto, as the same may, from time to time, be required to be amended. Holders of Interests shall not be entitled to vote or grant or withhold consents on any Company matter unless required by the Act or expressly provided for in this Agreement. All Interests shall be considered personal property.

1.16. "**Investor Member**" means any Person who becomes a Member of the Company pursuant to the Company's equity private securities offering in 2021.

1.17. "**Majority Vote.**" Means the affirmative vote of at least 51% of the Members eligible to vote under the terms of this Agreement.

1.18. "**Manager.**" Means the Person(s) designated in Exhibit B or elected as set forth in Section 5 hereof.

1.19. "**Member.**" Means the holder of any Interest in the Company.

1.20. "**Net Profits and Net Losses.**" Means, for each Fiscal Year, the Company's taxable income or loss for such year determined in accordance with the Code. For this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant the Code shall be included in taxable income or loss with the following adjustments (without duplication):

1.20.1.1. Any income of the Company that is not exempt from federal income tax shall be added to such taxable income or loss:

1.20.1.2. Any expenditures of the Company described in Section 705(a)(2)(B) of the Code (or treated as such pursuant to Regulation Section 1.704-1 (b)(2)(iv)(i)), and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this definition of "Net Profits" and "Net Losses," shall be subtracted from such taxable income or loss:

1.20.1.3. If the Gross Asset Value of any Company asset is adjusted pursuant to subsections 1.1.14. 2 or 1.1.14. 3, the amount of such adjustment shall be taken into account as Net Profit or Net Loss from the disposition of such asset;

1.20.1.4. Gain or loss resulting from any disposition of property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

1.20.1.5. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) or Section 743(b) of the Code is required pursuant to Section 1.704-1(b)(2)(iv)(m)(4) of the Regulations to be taken into account in determining Capital Accounts as a result of a distribution other than in complete liquidation of a Member's Interest, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Net Profit or Net Loss; and

1.20.1.6. Notwithstanding any other provision of this Section, any "nonrecourse deductions" or items which are specially allocated pursuant to Section 4.3 hereof shall not be taken into account in computing Net Profit or Net Loss.

1.21. "**Person.**" Means an individual, corporation, partnership, limited liability company, trust, unincorporated organization, association or other entity.

1.22. "**Regulations.**" Means the Treasury Regulations promulgated under the Code as such regulations may be amended from time to time (including the corresponding provisions of succeeding regulations).

1.23. "**Third Party Purchaser**" means any Person who, immediately prior to the contemplated transaction: (a) does not, directly or indirectly, own or have the right to acquire any outstanding Interests and/or Interest Equivalents; or (b) is not a Permitted Transferee of any Person who, directly or indirectly, owns or has the right to acquire any Shares.

1.24. "**Target Balance.**" Means with respect to each Member, as of the close of any relevant Fiscal Year, the amount such Member would receive in a hypothetical liquidation of the Company as of the close of such period, assuming for purposes of such hypothetical liquidation that (i) all of the assets of the Company are sold for cash at prices equal to their then fair market values, and (ii) all of the cash of the Company (after the sale in part (i) of this sentence) is distributed pursuant to Section 4.1.2; provided, however, payment of the Company's nonrecourse liabilities shall be to the value of the collateral securing or otherwise available to satisfy such liabilities.

1.25. **"Transfer."** Means the mortgage, pledge, transfer, sale, assignment, gift or other disposition, in whole or in part, of an Interest, whether voluntarily, by operation of law or otherwise.

1.26. **"Transferee"** Means the recipient of any Transfer as defined above.

1.27. **"Units."** Means units of membership interest in the Company.